Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

AETERNA ZENTARIS INC.

1.	Name and Address of Company

Aeterna Zentaris Inc. (the Corporation)

1405 du Parc-Technologique Boulevard

Quebec City, Québec

Canada, G1P 4P5

2.	Date of Material Change

November 20 and 25, 2013.

3.	News Release

On November 20 and 25, 2013, the Corporation issued news releases indicating the material change, which were disseminated in Canada on the Canada NewsWire service. A copy of such news releases are attached hereto as Schedule A.

4.	Summary of Material Change

On November 19, 2013, the Corporation announced that it was commencing an underwritten public offering of units (the Offering), consisting of common shares and warrants to purchase common shares.

On November 20, 2013, the Corporation announced that it had priced the Offering of 13.1 million units, with each unit consisting of one common share and one whole warrant to purchase one common share, at a purchase price of US$1.15 per unit. Each warrant was stated to be exercisable for a period of five years following the issuance thereof at an exercise price of US$1.60 per share.

The Offering was completed on November 25, 2013. At closing, the Corporation issued an aggregate of 13.1 million common shares and 13.1 million warrants for aggregate net proceeds of approximately US$13.7 million. The Offering was conducted pursuant to the terms and conditions of an underwriting agreement dated November 20, 2013 among the Corporation, as issuer, and Canaccord Genuity Inc. and Maxim Group LLC, as underwriters.

5.	Full Description of Material Change

The news releases attached as Schedule A hereto set forth a complete description of the Offering.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Further information regarding the matters described in this report may be obtained from Dennis Turpin, Senior Vice President and Chief Financial Officer. Mr. Turpin is knowledgeable about the details of the material change and may be contacted at (418) 652-8525.

9.	Date of Report

November 25, 2013.

2

SCHEDULE A

NEWS RELEASES

(November 20, 2013 and November 25, 2013)

Aeterna Zentaris Announces Pricing of US$15.1 Million Public Offering of Common Shares and Warrants

Québec City, Canada, November 20, 2013 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the “Company”) today announced the pricing of its previously announced public offering of 13.1 million units (the “Offering”), with each unit consisting of one common share and one whole warrant to purchase one common share, at a purchase price of US$1.15 per unit. Each warrant will be exercisable for a period of five years following the issuance thereof at an exercise price of US$1.60 per share. Net proceeds from the Offering are expected to be approximately US$13.7 million, after deducting underwriting commissions and other expenses related to the Offering.

Canaccord Genuity Inc. is acting as the sole book-running manager for the Offering. Maxim Group LLC acted as co-manager for the Offering.

The Offering is expected to close on or about November 25, 2013, subject to customary closing conditions including, but not limited to, the receipt of all necessary regulatory approvals, including the approvals of the Toronto Stock Exchange and the NASDAQ Capital Market.

The Company intends to use the net proceeds from the Offering to continue to fund its ongoing drug development activities, primarily for the advancement of its zoptarelin doxorubicin (AEZS-108) program, secondly for its macimorelin acetate (AEZS-130) program, including the preparation of its commercial launch, as well as for the potential addition of commercialized products to the Company’s pipeline, future negative cash flow, general corporate purposes and working capital.

The Offering is being conducted pursuant to the Company’s effective shelf registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (the “SEC”), its corresponding Canadian base shelf prospectus and an exemption from the Autorité des marchés financiers permitting the Company to offer common shares and warrants in the United States. A final prospectus supplement relating to the Offering, along with the accompanying base shelf prospectus, will be filed with the SEC and with the securities regulatory authority in each of the provinces of Canada. Electronic copies of the preliminary and final prospectus supplements and the accompanying base shelf prospectus can be obtained on the SEC’s website at www.sec.gov or on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Copies of the final prospectus supplement and the accompanying base shelf prospectus relating to the Offering may be obtained, when available, upon request by contacting Canaccord Genuity Inc., Attention: Syndicate Department, 99 High Street, 12th Floor, Boston, Massachusetts 02110, or by telephone at (617) 371-3900.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing novel treatments in oncology and endocrinology. The Company’s pipeline encompasses compounds from drug discovery to regulatory approval. For more information, visit www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbour provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

Investor Relations

Ginette Beaudet Vallières

Investor Relations Coordinator

(418) 652-8525 ext. 265

gvallieres@aezsinc.com

Media Relations

Paul Burroughs

Director of Communications

(418) 652-8525 ext. 406

pburroughs@aezsinc.com

Aeterna Zentaris Announces Closing of US$15.1 Million Public Offering of Common Shares and Warrants

Québec City, Canada, November 25, 2013 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the “Company”) today announced the closing of its previously announced public offering of 13.1 million units (the “Offering”) generating net proceeds of approximately US$13.7 million, with each unit consisting of one common share and one whole warrant to purchase one common share, at a purchase price of US$1.15 per unit. Each warrant is exercisable for a period of five years at an exercise price of US$1.60 per share. Canaccord Genuity Inc. acted as the sole book-running manager, and Maxim Group LLC acted as co-manager for the Offering.

The Company intends to use the net proceeds from the Offering to continue to fund its ongoing drug development activities, primarily for the advancement of its zoptarelin doxorubicin (AEZS-108) program, secondly for its macimorelin acetate (AEZS-130) program, including the preparation of its commercial launch, as well as for the potential addition of commercialized products to the Company’s pipeline, future negative cash flow, general corporate purposes and working capital.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing novel treatments in oncology and endocrinology. The Company’s pipeline encompasses compounds from drug discovery to regulatory approval. For more information, visit www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbour provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

Investor Relations

Ginette Beaudet Vallières

Investor Relations Coordinator

(418) 652-8525 ext. 265

gvallieres@aezsinc.com

Media Relations

Paul Burroughs

Director of Communications

(418) 652-8525 ext. 406

pburroughs@aezsinc.com